 **Digital Video Systems, Inc.**

DIGITAL VIDEO SYSTEMS ANNOUNCES RECENT LITIGATION RESULTS

PALO ALTO, Calif., April 6, 2005 /PRNewswire-FirstCall/ -- Digital Video Systems, Inc., or DVS, (Nasdaq: DVID - News), (the "Company") today announced certain litigation results in pending cases in the Superior Court of Santa Clara County and the Seoul High Court in South Korea.

In March 2004, the former CEO of the Company's Korean subsidiary, DVS Korea Co., Ltd. ("DVSK"), obtained an ex parte writ of attachment in Korea on approximately $1 million of the stock the Company owns in DVSK. The former DVSK CEO sought the writ of attachment based on claims for his salary for the remaining term of his employment agreement with DVSK and severance payments allegedly due to him. The Company denied any obligation for DVSK or the Company to pay such salaries or severance to the former DVSK CEO, and in October 2004, the Company initiated legal action to cancel the writ of attachment. On March 29, 2005, the Seoul High Court ruled in the Company's favor and set aside the former DVSK CEO's attachment of the DVSK stock owned by the Company.

On February 1, 2005, a jury in a case in the Superior Court of Santa Clara County, California rendered a verdict against the Company, finding that the Company's former chief executive officer had a series of binding agreements with the Company and that she was entitled to approximately $2,670,000. On February 4, 2005, the judge entered the verdict, but stayed its enforcement for a minimum of 70 days. On March 7 and 8, 2005, the judge held hearings to consider the Company's motions for a new trial, a judgment notwithstanding the verdict and equitable estoppel.

On April 4, 2005, the judge issued an order denying the Company's motions for a new trial and a judgment notwithstanding the verdict and found in favor of the former CEO on the Company's defense of equitable estoppel. The judge's order also stated that the former CEO was entitled to seek attorneys' fees and costs. On April 5, 2005, the Company filed a Notice of Appeal with the California Court of Appeal.

About Digital Video Systems, Inc.

Established in 1992, DVS is a publicly held company specializing in the development and application of digital video technologies enabling the convergence of data, digital audio, digital video and high-end graphics. DVS is headquartered in Palo Alto, California, with subsidiaries and manufacturing facilities in South Korea and China and a subsidiary in India. Additional information may be obtained at www.dvsystems.com.

For further information please contact Larissa Licea, Digital Video Systems, Inc., 650-322-8108, ext. 106, or Sean Collins of CCG, 818-789-0100, for Digital Video Systems, Inc.